SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 24, 2003

TransTechnology Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-7872	95-4062211
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Liberty Ave, Union, New Jersey	07083
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 688-2440

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

TRANSTECHNOLOGY CORPORATION

FORM 8-K

ITEM 2. Acquisition or Disposition of Assets.

On February 24, 2003, the Registrant and Norco, Inc. ("Norco"), its wholly owned subsidiary, completed the previously announced sale of the power transmission products and specialty mechanical systems business of Norco, along with substantially all of the assets of Norco (the "Norco Sale"), to Marathon Power Technologies Company ("Marathon") for approximately $51 million in cash and an approximately $1 million reimbursement for certain state income taxes due as a result of the Norco Sale. Marathon, headquartered in Waco, Texas, is a leading producer of vented nickel cadmium batteries widely used in commercial, corporate and military aircraft, and is a wholly-owned subsidiary of TransDigm, Inc.

The purchase price for the Norco Sale was determined based on arms-length negotiations between the parties. The Registrant used the proceeds of the Norco Sale to retire and reduce existing debt obligations.

As part of the Norco Sale, Norco also leased all of the real property that directly relates to the Norco business (the "Real Property") to Marathon. The lease agreement contains a one (1)-year term with an option under which Marathon may elect to purchase the Real Property from Norco at the end of the term for a purchase price of $1.8 million. In the event Marathon opts to not purchase the Real Property, the term of the lease agreement shall automatically be extended for an additional six (6)-month period, after which time Marathon must vacate the Real Property.

ITEM 7. Financial Statements and Exhibits.

(b)   **Pro Forma Financial Information.**

Pro Forma Condensed Consolidated Balance Sheet, dated December 29, 2002

Pro Forma Condensed Consolidated Statement of Operations for the Twelve Months Ended March 31, 2002

Notes to Pro Forma Condensed Financial Statements

(c)   Exhibits.

Exhibit	Description
2.1	Asset Purchase Agreement dated as of January 24, 2003 among the Registrant, NORCO, Inc. and Marathon Power Technologies Company
10.56	Lease Agreement dated as of February 24, 2003 between Norco, Inc. and Marathon Power Technologies Company

99.1	Pro Forma Condensed Consolidated Balance Sheet, dated December 29, 2002
99.2	Pro Forma Condensed Consolidated Statement of Operations for the Twelve Months Ended March 31, 2002
99.3	Notes to Pro Forma Condensed Financial Statements
99.4	Press Release: TransTechnology Completes Sale of Norco Inc. Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSTECHNOLOGY CORPORATION

By: /s/ Joseph F. Spanier
_____

Joseph F. Spanier

Its: Vice President, Chief Financial
Officer and Treasurer

Date: March 11, 2002
_____

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